SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                     For the fiscal year ended JUNE 30, 1998

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                For the transition period from         to

                          Commission file number 0-5151


A) Full title of the plan:

                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)

B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        FLEXSTEEL INDUSTRIES, INC., P.O. BOX 877, DUBUQUE, IA 52004-0877


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Salaried Employees' Savings Plan 401(k)
                                    --------------------------------------------
                                                   (Name of Plan)


Date: September 16, 1998                        /S/ R. J. KLOSTERMAN
                                    --------------------------------------------
                                    R.J. Klosterman
                                    VICE PRESIDENT OF FINANCE AND
                                    PRINCIPAL FINANCIAL OFFICER

                          INDEPENDENT AUDITORS' REPORT



Flexsteel Industries, Inc. Salaried Employees' Savings Plan 401(k):

         We have audited the combining statements of financial position of the Flexsteel Industries, Inc. Salaried Employees' Savings Plan 401(k) (the "Plan") as of June 30, 1998 and 1997 and the related combining statements of income and changes in plan equity for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan as of June 30, 1998 and 1997, and the results of its operations for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.




                                                           DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
August 6, 1998

                           FLEXSTEEL INDUSTRIES, INC.
                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)
                   COMBINING STATEMENTS OF FINANCIAL POSITION
                                  JUNE 30, 1998

                                                  Flexsteel                         Private
                                                 Industries,                         Market
                                                    Inc.       Common   Guaranteed  Bond and    Stock    Money  International
                                                   Common       Stock    Interest   Mortgage    Index   Market      Stock
                                                 Stock Fund     Fund      Account    Account    Fund    Account    Account
                                                 ----------   ---------  ---------  ---------  -------  ------- -------------
ASSETS
  Cash.........................................     13,355

  Employee Contributions Receivable............      3,197       21,897     18,523      4,998    4,309    1,148      5,069

  Company Contributions Receivable.............        592        2,711      2,829        701      519      185        757

  Investment in Flexsteel Industries, Inc.
  Common Stock Fund - Par Value $1 Per
  Share; at market 123,474 shares at $14.00
  each.........................................  1,728,636

  Investment in Common Stock Fund..............               6,636,372

  Investment in Private Market Bond &
  Mortgage Account.............................                                     1,000,662

  Investment in Guaranteed Interest Account....                          4,007,667

  Investment in Stock Index Fund...............                                                583,110

  Investment in Money Market Account...........                                                         109,498

  Investment in International Stock Account....                                                                    916,273

  Investment in Small Company Stock Fund.......
                                                 ---------    ---------  ---------  ---------  -------  -------  ---------
  Total Assets.................................  1,745,780    6,660,980  4,029,019  1,006,361  587,938  110,831    922,099
                                                 =========    =========  =========  =========  =======  =======  =========
PLAN EQUITY
  Total plan equity............................  1,745,780    6,660,980  4,029,019  1,006,361  587,938  110,831    922,099
                                                 =========    =========  =========  =========  =======  =======  =========

                       [WIDE TABLE CONTINUED FROM ABOVE]

                                                    Small
                                                   Company
                                                  Stock Fund    Total
                                                  ----------  ---------
ASSETS
  Cash.........................................                  13,355

  Employee Contributions Receivable............      10,292      69,433

  Company Contributions Receivable.............       1,337       9,631

  Investment in Flexsteel Industries, Inc.
  Common Stock Fund - Par Value $1 Per
  Share; at market 123,474 shares at $14.00
  each.........................................               1,728,636

  Investment in Common Stock Fund..............               6,636,372

  Investment in Private Market Bond &
  Mortgage Account.............................               1,000,662

  Investment in Guaranteed Interest Account....               4,007,667

  Investment in Stock Index Fund...............                 583,110

  Investment in Money Market Account...........                 109,498

  Investment in International Stock Account....                 916,273

  Investment in Small Company Stock Fund.......   1,184,815   1,184,815
                                                  ---------  ----------
  Total Assets.................................   1,196,444  16,259,452
                                                  =========  ==========
PLAN EQUITY
  Total plan equity............................   1,196,444  16,259,452
                                                  =========  ==========

                 See accompanying Notes to Financial Statements

                           FLEXSTEEL INDUSTRIES, INC.
                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)
                   COMBINING STATEMENTS OF FINANCIAL POSITION
                                  JUNE 30, 1997

                                                 Flexsteel                           Private
                                                Industries,                           Market
                                                    Inc.       Common    Guaranteed  Bond and     Stock    Money   International
                                                  Common       Stock      Interest   Mortgage     Index   Market       Stock
                                                Stock Fund      Fund      Account     Account     Fund    Account     Account
                                                ----------   ----------  ----------  ---------  --------  -------- -------------
ASSETS
  Cash......................................... $   17,307

  Employee Contributions Receivable............      3,490   $   18,812  $   18,382  $   4,258  $    329  $    810   $  4,643

  Company Contributions Receivable.............      1,066        2,548       3,025        653        25       123        737

  Investment in Flexsteel Industries, Inc.
  Common Stock Fund- Par Value $1 Per
  Share; at market 131,500 shares at $11.75
  each.........................................  1,545,125

  Investment in Common Stock Fund..............               5,194,921

  Investment in Private Market Bond &
  Mortgage Account.............................                                        900,523

  Investment in Guaranteed Interest Account....                           4,184,821

  Investment in Stock Index Fund...............                                                  118,249

  Investment in Money Market Account...........                                                            109,698

  Investment in International Stock Account....                                                                       677,249

  Investment in Small Company Stock Fund.......
                                                ----------   ----------  ----------  ---------  --------  --------   --------
  Total Assets................................. $1,566,988   $5,216,281  $4,206,228  $ 905,434  $118,603  $110,631   $682,629
                                                ==========   ==========  ==========  =========  ========  ========   ========
PLAN EQUITY
  Total plan equity............................ $1,566,988   $5,216,281  $4,206,228  $ 905,434  $118,603  $110,631   $682,629
                                                ==========   ==========  ==========  =========  ========  ========   ========

                       [WIDE TABLE CONTINUED FROM ABOVE)

                                                   Small
                                                  Company
                                                 Stock Fund     Total
                                                 ---------   -----------
ASSETS
  Cash.........................................              $    17,307

  Employee Contributions Receivable............  $   8,450        59,174

  Company Contributions Receivable.............      1,250         9,427

  Investment in Flexsteel Industries, Inc.
  Common Stock Fund- Par Value $1 Per
  Share; at market 131,500 shares at $11.75
  each.........................................                1,545,125

  Investment in Common Stock Fund..............                5,194,921

  Investment in Private Market Bond &
  Mortgage Account.............................                  900,523

  Investment in Guaranteed Interest Account....                4,184,821

  Investment in Stock Index Fund...............                  118,249

  Investment in Money Market Account...........                  109,698

  Investment in International Stock Account....                  677,249

  Investment in Small Company Stock Fund.......    941,739       941,739
                                                 ---------   -----------
  Total Assets.................................  $ 951,439   $13,758,233
                                                 =========   ===========
PLAN EQUITY
  Total plan equity............................  $ 951,439   $13,758,233
                                                 =========   ===========

                 See accompanying Notes to Financial Statements

                           FLEXSTEEL INDUSTRIES, INC.
                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)
            COMBINING STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
                          JUNE 30, 1998, 1997 and 1996

                                                 Flexsteel                                  Private
                                                 Industries,                                 Market
                                                    Inc.         Common      Guaranteed     Bond and       Stock          Money
                                                   Common         Stock       Interest      Mortgage       Index         Market
                                                 Stock Fund       Fund         Account       Account        Fund         Account
                                                 -----------   -----------   -----------   -----------   -----------   -----------
1998:
Net Investment Income
  Cash Dividend on Flexsteel Common Stock .....  $    62,239
  Interest ....................................          716                 $   235,284   $    93,900                 $     7,640
                                                 -----------                 -----------   -----------                 -----------
     Total ....................................       62,955                     235,284        93,900                       7,640
  Employee Contributions ......................       68,483   $   325,628       253,354        71,879   $    34,391        13,457
  Company Contributions .......................  $    16,586        48,941        42,222        12,117         5,869         2,353
  Net Appreciation in Fair Value of Investments      303,009     1,096,664                                    77,597
  Withdrawals .................................     (215,928)     (122,532)     (197,877)      (31,952)       (4,011)      (16,185)
  Transfers (To) From Other Investment Programs      (56,313)       95,998      (510,192)      (45,017)      355,489        (7,065)
                                                 -----------   -----------   -----------   -----------   -----------   -----------
  Increase (Decrease) in Plan Equity ..........      178,792     1,444,699      (177,209)      100,927       469,335           200
  Plan Equity - Beginning of Year .............    1,566,988     5,216,281     4,206,228       905,434       118,603       110,631
                                                 -----------   -----------   -----------   -----------   -----------   -----------
  Plan Equity - End of Year ...................  $ 1,745,780   $ 6,660,980   $ 4,029,019   $ 1,006,361   $   587,938   $   110,831
                                                 ===========   ===========   ===========   ===========   ===========   ===========
1997:
Net Investment Income
  Cash Dividend on Flexsteel Common Stock .....  $    60,267
  Interest ....................................          294                 $   253,338   $    78,880                 $     4,798
                                                 -----------                 -----------   -----------                 -----------
    Total .....................................       60,561                     253,338        78,880                       4,798
  Employee Contributions ......................       75,753   $   290,690       275,357        74,478   $     4,460        12,564
  Company Contributions .......................       19,223        45,065        47,245        12,287         1,065         1,969
  Net Appreciation in Fair Value of Investments       (2,107)    1,165,085                                    33,352
  Withdrawals .................................      (48,100)     (131,062)     (362,588)      (28,604)      (17,435)       (2,925)
  Transfers (To) From Other Investment Programs       (1,159)       50,529      (354,596)      (65,967)          370        23,241
                                                 -----------   -----------   -----------   -----------   -----------   -----------
  Increase (Decrease) in Plan Equity ..........      104,171     1,420,307      (141,244)       71,074        21,812        39,647
  Plan Equity - Beginning of Year .............    1,462,817     3,795,974     4,347,472       834,360        96,791        70,984
                                                 -----------   -----------   -----------   -----------   -----------   -----------
  Plan Equity - End of Year ...................  $ 1,566,988   $ 5,216,281   $ 4,206,228   $   905,434   $   118,603   $   110,631
                                                 ===========   ===========   ===========   ===========   ===========   ===========
1996:
Net Investment Income
  Cash Dividend on Flexsteel Common Stock .....  $    55,375
  Interest ....................................          334                 $   273,600   $    42,443                 $     3,317
                                                 -----------                 -----------   -----------                 -----------
    Total .....................................       55,709                     273,600        42,443                       3,317
  Employee Contributions ......................       86,646   $   256,401       321,675        89,823   $     7,306        11,386
  Company Contributions .......................       18,303        40,007        54,506        15,211         1,697         1,947
  Net Appreciation in Fair Value of Investments      176,968       819,100                                    19,021
  Withdrawals .................................     (103,805)      (71,648)     (487,454)      (41,370)       (3,426)       (4,090)
  Transfers (To) From Other Investment Programs       83,543         2,146      (263,304)      (57,574)        1,845          (758)
                                                 -----------   -----------   -----------   -----------   -----------   -----------
  Increase (Decrease) in Plan Equity ..........      317,364     1,044,006      (100,977)       48,533        26,443        11,802
  Plan Equity - Beginning of Year .............    1,145,453     2,749,968     4,448,449       785,827        70,348        59,182
                                                 -----------   -----------   -----------   -----------   -----------   -----------
  Plan Equity - End of Year ...................  $ 1,462,817   $ 3,795,974   $ 4,347,472   $   834,360   $    96,791   $    70,984
                                                 ===========   ===========   ===========   ===========   ===========   ===========

                        [WIDE TABLE CONTINUED FROM ABOVE]

                                                International    Small
                                                    Stock       Company
                                                   Account     Stock Fund        Total
                                                 -----------   -----------   -----------
1998:
Net Investment Income
  Cash Dividend on Flexsteel Common Stock .....                              $    62,239
  Interest ....................................                                  337,540
                                                                             -----------
     Total ....................................                                  399,779
  Employee Contributions ......................  $   106,202   $   163,555     1,036,949
  Company Contributions .......................       19,797        27,715       175,600
  Net Appreciation in Fair Value of Investments      102,221       109,408     1,688,899
  Withdrawals .................................      (80,700)     (130,823)     (800,008)
  Transfers (To) From Other Investment Programs       91,950        75,150
                                                 -----------   -----------   -----------
  Increase (Decrease) in Plan Equity ..........      239,470       245,005     2,501,219
  Plan Equity - Beginning of Year .............      682,629       951,439    13,758,233
                                                 -----------   -----------   -----------
  Plan Equity - End of Year ...................      922,099     1,196,444    16,259,452
                                                 ===========   ===========   ===========
1997:
Net Investment Income
  Cash Dividend on Flexsteel Common Stock .....                              $    60,267
  Interest ....................................                                  337,310
                                                                             -----------
    Total .....................................                                  397,577
  Employee Contributions ......................  $    92,263   $   136,747       962,312
  Company Contributions .......................       17,193        24,053       168,100
  Net Appreciation in Fair Value of Investments      122,790       125,363     1,444,483
  Withdrawals .................................      (10,577)     (157,760)     (759,051)
  Transfers (To) From Other Investment Programs      147,688       199,894
                                                 -----------   -----------   -----------
  Increase (Decrease) in Plan Equity ..........      369,357       328,297     2,213,421
  Plan Equity - Beginning of Year .............      313,272       623,142    11,544,812
                                                 -----------   -----------   -----------
  Plan Equity - End of Year ...................  $   682,629   $   951,439   $13,758,233
                                                 ===========   ===========   ===========
1996:
Net Investment Income
  Cash Dividend on Flexsteel Common Stock .....                              $    55,375
  Interest ....................................                                  319,694
                                                                             -----------
    Total .....................................                                  375,069
  Employee Contributions ......................  $    65,272   $    96,323       934,832
  Company Contributions .......................       12,687        17,299       161,657
  Net Appreciation in Fair Value of Investments       38,056       106,732     1,159,877
  Withdrawals .................................       (2,236)       (8,995)     (723,024)
  Transfers (To) From Other Investment Programs       88,960       145,142
                                                 -----------   -----------   -----------
  Increase (Decrease) in Plan Equity ..........      202,739       356,501     1,908,411
  Plan Equity - Beginning of Year .............      110,533       266,641     9,636,401
                                                 -----------   -----------   -----------

  Plan Equity - End of Year ...................  $   313,272   $   623,142   $11,544,812
                                                 ===========   ===========   ===========

                 See accompanying Notes to Financial Statements

                           FLEXSTEEL INDUSTRIES, INC.

                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)

                          NOTES TO FINANCIAL STATEMENTS

1)   PLAN DESCRIPTION

     The Flexsteel Industries, Inc. Salaried Employees' Savings Plan 401(k) (the "Plan") was established effective July 1, 1985 by Flexsteel Industries, Inc. (the "Company"). The Plan is available to certain salaried, salesmen and office employees that have one year of eligible service and have reached the age of twenty-one. Participation is voluntary.

     The Plan allows eligible employees to elect to have from 1% to 14% (salesmen are subject to a 4% maximum) of their basic pre-tax pay contributed to the Plan. Employee contributions are subject to a maximum of $10,000 in calendar year 1998 by law. The Company contributes an amount equal to 25% of the first 4% of pay the employee contributes. Participant and Company basic contributions are 100% vested. The Company, at its option, may also contribute additional amounts to be allocated amongst all participants based on the participants' pay; such additional company contributions vest over 7 years (20% after 3 years, 40% after 4 years, 60% after 5 years, 80% after 6 years, and 100% after 7 years).

          Plan participants direct their contributions to any of the eight investment accounts available:

          1) The FLEXSTEEL INDUSTRIES, INC. COMMON STOCK FUND, which consists of the Company's common stock.
          2) A COMMON STOCK FUND, which consists of common stock and other equity securities, and also may include short-term money market instruments, cash or cash equivalents.
          3) A GUARANTEED INTEREST ACCOUNT, which is an insurance company account that provides a guaranteed interest rate for a five-year period.
          4) A PRIVATE MARKET BOND AND MORTGAGE ACCOUNT, which is an insurance company account that provides for competitive yield debt securities.
          5) A STOCK INDEX FUND, which is a pooled investment account invested in the common stock of those firms included in the Standard & Poor's 500 Stock Index.
          6) A MONEY MARKET ACCOUNT, which is an insurance company account primarily invested in commercial paper with maturities of one year or less.
          7) An INTERNATIONAL STOCK ACCOUNT, which invests in stocks of companies in Western Europe and Asia.
          8) A SMALL COMPANY STOCK FUND, which invests in stocks of relatively smaller companies.

     Assets of the Plan are held by a "Custodian," the Principal Mutual Life Insurance Company, except for the Flexsteel Industries, Inc. Common Stock Fund that is held by the American Trust & Savings Bank of Dubuque, Iowa (the "Trustee"). The Plan is administered by a committee appointed by the Board of Directors of the Company. Distributions are paid upon retirement, termination of employment, death, disability, or in hardship cases. Non-vested contributions revert to the Company upon termination of employment. Upon termination of the Plan, participant accounts become fully vested and non-forfeitable.

     At June 30, 1998 the Plan had 524 participants, of which there were 202 participants in the Flexsteel Industries, Inc. Common Stock Fund, 390 participants in the Common Stock Fund, 409 participants in the Guaranteed Interest Accounts, 210 participants in the Private Market Bond and Mortgage Account, 85 participants in the Stock Index Fund, 79 participants in the Money Market Account, 225 participants in the International Stock Fund, and 258 participants in the Small Company Stock Fund.

2)   SIGNIFICANT ACCOUNTING POLICIES

     The Plan uses the accrual basis of accounting. Investments in common stock are recorded at the market value based on market quotations. Other investments are stated at market value as determined by the Trustee and Custodian based on the market value of the funds and the participation in each fund. The cost of investments sold is determined by the average cost method.

3)   INCOME TAXES

     The Plan has received a determination from the Internal Revenue Service that the Plan is exempt from Federal income taxes. Participants are not taxed currently on their contributions or on Company contributions to the Plan. Distributions to participants generally are subject to Federal and State income tax at the time of distribution; certain distributions may receive more favorable tax treatment.

4)   NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

     The unrealized appreciation (depreciation) in the investment accounts is as follows

                                                                         Market        Net Appreciation
                                                       Cost              Value          (Depreciation)
                                                   -----------        -----------      ----------------
Flexsteel Industries, Inc. Common Stock Fund
     Balance, June 30, 1995 ...............        $ 1,312,334        $ 1,124,625        $  (187,709)
     Net change during year ...............            140,239            317,207            176,968
                                                   -----------        -----------        -----------
     Balance, June 30, 1996 ...............          1,452,573          1,441,832            (10,741)
     Net change during year ...............            105,400            103,293             (2,107)
                                                   -----------        -----------        -----------
     Balance, June 30, 1997 ...............          1,557,973          1,545,125            (12,848)
     Net change during year ...............           (119,498)           183,511            303,009
                                                   -----------        -----------        -----------
     Balance, June 30, 1998 ...............        $ 1,438,475        $ 1,728,636        $   290,161
                                                   ===========        ===========        ===========

Common Stock Fund
     Balance, June 30,  1995 ..............        $ 1,621,117        $ 2,729,058        $ 1,107,941
     Net change during year ...............            228,040          1,047,140            819,100
                                                   -----------        -----------        -----------
     Balance, June 30, 1996 ...............          1,849,157          3,776,198          1,927,041
     Net change during year ...............            253,638          1,418,723          1,165,085
                                                   -----------        -----------        -----------
     Balance, June 30, 1997 ...............          2,102,795          5,194,921          3,092,126
     Net change during year ...............            344,787          1,441,451          1,096,664
                                                   -----------        -----------        -----------
     Balance, June 30, 1998 ...............        $ 2,447,582        $ 6,636,372        $ 4,188,790
                                                   ===========        ===========        ===========
Stock Index Fund
     Balance, June 30, 1995 ...............        $    51,312        $    69,401        $    18,089
     Net change during year ...............              8,030             27,051             19,021
                                                   -----------        -----------        -----------
     Balance, June 30, 1996 ...............             59,342             96,452             37,110
     Net change during year ...............            (11,555)            21,797             33,352
                                                   -----------        -----------        -----------
     Balance, June 30, 1997 ...............             47,787            118,249             70,462
     Net change during year ...............            387,264            464,861             77,597
                                                   -----------        -----------        -----------
     Balance, June 30, 1998 ..............         $   435,051        $   583,110        $   148,059
                                                   ===========        ===========        ===========
International Stock Fund
     Balance, June 30, 1995 ...............        $   102,463        $   106,627        $     4,164
     Net change during year ...............            164,584            202,640             38,056
                                                   -----------        -----------        -----------
     Balance, June 30, 1996 ...............            267,047            309,267             42,220
     Net change during year ...............            245,192            367,982            122,790
                                                   -----------        -----------        -----------
     Balance, June 30, 1997 ...............            512,239            677,249            165,010
     Net change during year ...............            136,803            239,024            102,221
                                                   -----------        -----------        -----------
     Balance, June 30, 1998 ...............        $   649,042        $   916,273        $   267,231
                                                   ===========        ===========        ===========
Small Company Stock Fund
     Balance, June 30, 1995 ...............        $   225,419        $   261,580        $    36,161
     Net change during year ...............            247,263            353,995            106,732
                                                   -----------        -----------        -----------
     Balance, June 30, 1996 ...............            472,682            615,575            142,893
     Net change during year ...............            200,801            326,164            125,363
                                                   -----------        -----------        -----------
     Balance, June 30, 1997 ...............            673,483            941,739            268,256
     Net change during year ...............            133,668            243,076            109,408
                                                   -----------        -----------        -----------
     Balance, June 30, 1998 ...............        $   807,151        $ 1,184,815        $   377,664
                                                   ===========        ===========        ===========

     The cost of investments in the Guaranteed Interest Account, Private Market Bond and Mortgage Account, and Money Market Account approximate market.

5)    RELATED PARTY TRANSACTIONS

     All administrative costs of the Plan are paid by the Company. Brokers' commissions and fees, if any, incurred in connection with the segregated funds are paid by the Plan.

     The Plan had the following transactions in the Flexsteel Common Stock Fund or in the Custodian's funds for the year ended June 30, 1998, 1997 and 1996 (shares in parentheses):

                                                                                                   COST OF
1998:                                                    PURCHASES            SALES (1)           SALES (1)
                                                     -----------------    -----------------    ---------------
FUND
Flexsteel Industries, Inc. Common Stock Fund         $  47,231(3,769)     $ 164,740(11,795)       $ 164,740

Common Stock Fund ..........................         $ 371,321            $  26,534               $  26,534

Guaranteed Interest Account ................         $ 295,631            $ 708,069               $ 708,069

Private Market Bond and Mortgage Account ...         $  83,209            $  76,969               $  76,969

Stock Index Fund ...........................         $  35,786            $(351,478)              $(351,478)

Money Market Account .......................         $  15,410            $  23,251               $  23,251

International Stock Account ................         $ 125,553            $ (11,250)              $ (11,250)

Small Company Stock Fund ...................         $ 189,341            $  55,672               $  55,672

                                                                                                   COST OF
1997:                                                    PURCHASES            SALES (1)           SALES (1)
                                                     -----------------    -----------------    ---------------
FUND

Flexsteel Industries, Inc. Common Stock Fund         $ 116,599(9,791)     $  11,969(1,000)        $  11,969

Common Stock Fund ..........................         $ 334,171            $  83,244               $  83,244

Guaranteed Interest Account ................         $ 326,041            $ 711,660               $ 711,660

Private Market Bond and Mortgage Account ...         $  87,350            $  94,571               $  94,571

Stock Index Fund ...........................         $   5,510            $  17,065               $  17,065

Money Market Account .......................         $  14,419            $ (20,316)              $ (20,316)

International Stock Account ................         $ 108,080            $(137,111)              $(137,111)

Small Company Stock Fund ...................         $ 158,667            $ (42,134)              $ (42,134)

                                                                                                   COST OF
1996:                                                    PURCHASES            SALES (1)           SALES (1)
                                                     -----------------    -----------------    ---------------
FUND

Flexsteel Industries, Inc. Common Stock Fund         $ 229,258(20,686)    $  89,019(7,696)        $  89,019

Common Stock Fund ..........................         $ 297,542            $  70,935               $  70,935

Guaranteed Interest Account ................         $ 392,830            $ 749,717               $ 749,717

Private Market Bond and Mortgage Account ...         $ 108,147            $  98,946               $  98,946

Stock Index Fund ...........................         $   9,611            $   1,581               $   1,581

Money Market Account .......................         $  13,284            $   4,848               $   4,848

International Stock Account ................         $  77,860            $ (86,724)              $ (86,724)

Small Company Stock Fund ...................         $ 111,116            $(136,147)              $(136,147)


(1)  Amount is net of transfers

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